April 11, 2011                                                                                                                                                                                       VIA EDGAR

United States Securities and
  Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4631
Attention: Rufus Decker
                 Accounting Branch Chief

Re:
Aceto Corporation Response to Staff Comments on Form 10-K for the
fiscal year ended June 30, 2010, Form 10-Q for the periods ended
September 30, 2010 and December 31, 2010, and Form 8-K filed
September 10, 2010
File No. 0-4217

Dear Mr. Decker:

Thank you for your March 29, 2011 letter regarding Aceto Corporation’s (“Aceto” or the “Company”) Form 10-K for the fiscal year ended June 30, 2010, Form 10-Q for the periods ended September 30, 2010 and December 31, 2010, and Form 8-K filed September 10, 2010.  In order to assist you in your review, we hereby submit a letter responding to the Staff’s comments.  For your convenience, we have set forth below the Staff’s numbered comments in their entirety followed by our responses thereto (in thousands).

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2010

Condensed Consolidated Financial Statements

Note 11 – Income Taxes, page 17

1.
We note your response to comment one from our letter dated March 10, 2011. In order for us to better understand as of June 30, 2010, September 30, 2010 and December 31, 2010 how you determined you had overcome the presumption that your undistributed earnings of your foreign subsidiaries would be transferred to the parent, please address the following:

United States Securities and
  Exchange Commission
April 11, 2011

•
You disclose on page 62 of your Form 10-K for the fiscal year ended June 30, 2010 that deferred taxes were not provided for $81.7 million of undistributed earnings of foreign subsidiaries as of June 30, 2010. Please describe in detail the specific, documented plans you had for reinvestment of those undistributed foreign earnings as of June 30, 2010;

Response:       In accordance with ASC 740-30, Other Considerations or Special Areas, the Company has the ability, intent and requisite control to treat its unremitted foreign earnings as indefinitely reinvested in its foreign entities.  The Company's actual experience indicates that this has been the case except for a repatriation used to partially fund the acquisition of certain assets of Rising Pharmaceuticals, Inc and the Company’s repatriation discussed in detail in our response letter dated March 21, 2011.  As discussed below, the Company does not require the unremitted funds to operate or service debt in its U.S. operations and plans to utilize those funds as part of its current operations and international expansion. Our long-term plan for reinvestment of the undistributed foreign earnings was to keep the earnings in the related country to fund on-going operations of each foreign subsidiary, without incurring additional bank borrowings. In addition, our practice is to continually look for potential acquisitions in Europe, which may be partially or fully funded by our European subsidiaries. We have continued to invest in the internal growth of our foreign subsidiaries in the form of new products and product lines. Our approach to the marketing and management of the Company is global. As of June 30, 2010, there was approximately $24.5 million in cash and cash equivalents located at our foreign subsidiaries. During the year ended June 30, 2010, approximately $130 million (or 37%) of revenue was generated by our international subsidiaries. Our foreign subsidiaries include two offices in Germany, one in France, one in the Netherlands, two in China, one in Singapore and one in India. Total assets as of June 30, 2010 from these foreign subsidiaries approximated $101 million.  Given the size of our international operations, we do not believe that the amounts of undistributed earnings or cash held by the subsidiaries are high or abnormal, and believe they are reasonably expected to finance our international operations.   Furthermore, our U.S. operations are significant and do not rely on repatriated earnings from our foreign operations.  Total assets as of June 30, 2010 of our U.S. operations approximated $131 million. Our domestic operations generated approximately $217 million (or 63%) of revenue during the year ended June 30, 2010.

United States Securities and
  Exchange Commission
April 11, 2011

•
Explain when and how these specific plans changed during the period from June 30, 2010 through the date of your response. Please describe in detail the facts and circumstances which caused your plans to change and resulted in you determining that you could no longer assert that all or a portion of your foreign earnings were permanently reinvested; and

Response:       As discussed in our response letters dated March 7, 2011 and March 21, 2011, the facts and circumstances which caused our plans to change was due to the acquisition of certain assets of Rising Pharmaceuticals, Inc., which took place on December 31, 2010. The Company repatriated $15 million to partially finance the Rising acquisition. While the circumstances did change for a portion of the undistributed earnings as of June 30, 2010, those circumstances did not change until after our Form 10-K was filed (which was filed on September 10, 2010), thus there was no reason to book an income tax expense for this amount at the time we filed the June 30th Form 10-K. As previously discussed in our response letter dated March 21, 2011, we signed the Non-Binding Letter of Intent for the Rising acquisition on September 22, 2010.  It was understood that the Letter of Intent was non-binding and expressed only an indication of interest with respect to the proposed purchase of the assets by Aceto. A legally binding obligation could only arise following the execution and delivery of a detailed definitive agreement. The Letter of Intent included a 90 day due diligence period, thus there was no reason to record income tax expense at the time we filed the September 30th Form 10-Q (which was filed on November 5, 2010). On December 15, 2010, the Company and Rising entered into an asset purchase agreement. This asset purchase agreement was subject to certain conditions, including the expiration or termination of any waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Company had completed the acquisition of certain assets of Rising on December 31, 2010. Thus, the Company could not provide for income taxes on undistributed earnings of our international subsidiaries for the fiscal year ended June 30, 2010 or for the fiscal quarter ended September 30, 2010, as we were unaware of the certainty and intent of the acquisition, or the planned financing for the acquisition.

United States Securities and
  Exchange Commission
April 11, 2011

•
Quantify for us the amount of undistributed earnings of foreign subsidiaries for which you have not provided deferred taxes as of December 31, 2010 and describe in detail the specific, documented plans you had for reinvestment of those undistributed foreign earnings as of December 31, 2010.

Response:       Deferred taxes have not been provided for undistributed earnings of foreign subsidiaries amounting to approximately $70.8 million at December 31, 2010.  As noted above, our long-term plan for reinvestment of the undistributed foreign earnings is to keep the earnings in the related country to fund on-going operations of each foreign subsidiary, without incurring additional bank borrowings. As previously discussed in our March 7, 2011 response letter, the Company used the $15.0 million of repatriated earnings to partially finance the Rising acquisition. The Company’s intent was that this was a one-time event and made the assertion that the remaining portion of earnings will be indefinitely reinvested. Based on facts and circumstances, the decision to make this repatriation in light of an acquisition did not taint our intent on the remaining undistributed earnings.  In addition, we continue to look at potential acquisitions in Europe, which, if acquired, will be partially or fully funded by our European subsidiaries. We have continued to invest in the internal growth of our foreign subsidiaries. As of December 31, 2010, there was approximately $13.0 million in cash and cash equivalents located at our foreign subsidiaries. During the six months ended December 31, 2010, approximately $67 million (or 39%) of revenue was generated by our international subsidiaries. Our foreign subsidiaries include two offices in Germany, one in France, one in the Netherlands, two in China, one in Singapore and one in India. Total assets as of December 31, 2010 from these foreign subsidiaries approximated $87 million. Furthermore, our U.S. operations are significant and do not rely on repatriated earnings from our foreign operations.  Total assets as of December 31, 2010 of our U.S. operations approximated $219 million. Our domestic operations generated approximately $106 million (or 61%) of revenue during the six months ended December 31, 2010.

United States Securities and
  Exchange Commission
April 11, 2011

Please contact me at (516) 627-6000 if you have any questions or further comments that can be discussed directly.  Thank you.

Sincerely,

/s/ Douglas Roth
Douglas Roth
Chief Financial Officer

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